EXHIBIT 21





                        Subsidiaries of Bridgeport Machines, Inc.




                  Bridgeport Machines Limited  (directly wholly owned)

                  Bridgeport Machines GmbH  (indirect wholly owned)

                  Bridgeport Machines FSC Inc.  (directly wholly owned)

                  Bridgeport Machines Vertriebs GmbH  (indirect wholly owned)

                  Bridgeport Machines SDN BHD (indirect wholly owned)